SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF CORPORATE DEMANDS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) in compliance with Annex I of CVM Resolution 80 of March 29, 2022, communicates to its shareholders and the market in general, the following corporate demand:

Name of parties involved in the process:	Author: Furnas Employees Association (“ASEF”) Defendants: Furnas - Centrais Elétricas S.A. (“Furnas”) and its parent company, Eletrobras.
Process no.	0147166-62.2022.8.19.0001
Values, goods or rights involved:	The value of the case was set at R$ 1,000.00 (one thousand reais).
Demand date:	June 05, 2022 (date on which the company became aware)
Main Facts:

This is an acknowledgment action with condemnatory requests for obligations to do aiming at (i) compliance with the obligations of the shareholders agreement of Madeira Energia S.A (MESA), signed in 2018, and (ii) the suspension or annulment of the general meeting of debenture holders called for 06.06.22.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Request or provision claimed:

In summary, the Author made the following requests:

• the granting of emergency relief of an anticipated nature, inaudita altera pars, or alternatively, the granting of provisional injunctive relief, in order to determine the immediate suspension of the general meeting of debenture holders, convened for 06.06.22;

• if there is no timely suspension of the general meeting of debenture holders, it requires the annulment of any acts performed;

• emergency relief of an anticipated nature is granted, inaudita altera pars, or, alternatively, that provisional injunctive relief is granted, so that the condemnatory requests for obligations to do are known and provided, in order to comply with the obligations listed in the agreement of shareholders of MESA S.A, signed in 2018;

• suspension or cancellation of the contribution made as a result of the capital increase carried out and subscribed by Furnas in view of the risk of damage to minority shareholders and the treasury;

• alternatively, if the capital contribution is not canceled or suspended, the holding of a new general meeting of debenture holders of Furnas, under the relevant legal terms and deadlines, conditioning the payment of capital to the approval of the new general meeting of debenture holders, and in the established proportion by the shareholders' agreement;

• notification from the Securities and Exchange Commission to suspend the request for automatic registration of the public offering of primary distribution of shares filed by Eletrobras, until the deed is resolved;

• summons from Furnas and Eletrobras, at the addresses provided in the header, in order to contest the action, if desired.

Judgment

On 10.07.22, the Honorable Judge of the 7th Business Court of the District of the Capital issued a sentence, published in the DJERJ on 11.25.22.

Judgment (i) extinguished the act, without resolution of the merits, pursuant to art. 485, IV, of the Code of Civil Procedure (“CPC”), (ii) canceled its distribution, pursuant to art. 290, of the CPC and (iii) revoked the preliminary decision on pages 217-218.

Pursuant to the provisions of §§ 2 and 6, of art. 85 of the CPC, the plaintiff was ordered to reimburse the procedural expenses incurred by the defendants, as well as the payment of attorney fees, to each of the defendants, at the level of 10% on the updated value of the cause.

Rio de Janeiro, December 06, 2022.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.